Exhibit 99.1

REGULATED INFOMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), April 20, 2023, 10.30pm CET / 4.30pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received two transparency notifications as detailed below.

Together Partnership

On April 18, 2023, Nyxoah received a transparency notification from Together Partnership following the crossing of the 10% threshold by Together Partnership on March 30, 2023. As of such date, Together Partnership held 2,948,285 shares, representing 10.42% of the total number of voting rights on March 30, 2023 (28,286,985).

The notification dated April 17, 2023 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a person that notifies alone

•	Persons subject to the notification requirement: Together Partnership (with address at Van Putlei 31, 2018 Antwerp)

•	Date on which the threshold was crossed: March 30, 2023

•	Threshold that is crossed: 10%

•	Denominator: 28,286,985

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Together Partnership	2,503,500	2,948,285		10.42%
	TOTAL	2,948,285	0	10.42%	0.00%

•	Chain of controlled undertakings through which the holding is effectively held: Together Partnership is not a controlled entity.

ResMed Inc.

On April 18, 2023, Nyxoah received a transparency notification from ResMed Inc following the crossing of the 5% threshold by ResMed Inc on March 30, 2023. As of such date, ResMed Inc held 1,499,756 shares, representing 5.30% of the total number of voting rights on March 30, 2023 (28,286,985).

The notification dated April 16, 2023 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a person that notifies alone

•	Persons subject to the notification requirement: ResMed Inc. (with address at 9001 Spectrum Center Boulevard, San Diego, CA 92123, USA)

•	Date on which the threshold was crossed: March 30, 2023

•	Threshold that is crossed: 5%

•	Denominator: 28,286,985

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
ResMed Inc.	794,235	1,499,756
	TOTAL	1,499,756	0	5.30%	0.00%

•	Chain of controlled undertakings through which the holding is effectively held: No indirect holding of voting securities. ResMed Inc. is not a controlled entity.

*

*          *

Contact:
Nyxoah
David DeMartino, Chief Strategy Officer
david.demartino@nyxoah.com
+1 310 310 1313

2